UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                         BANK WEST FINANCIAL CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    065631103
                                 (CUSIP Number)

                               Charles R. Haywood
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-2510
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 18, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   CUSIP No. 065631103

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             LaSalle Financial Partners, Limited Partnership

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             Delaware

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        119,000 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       119,000 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             119,000 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             6.7%

   14   Type of Reporting Person
        PN

   CUSIP No. 065631103

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             Richard J. Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        119,000 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       119,000 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             119,000 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             6.7%

   14   Type of Reporting Person
        IN

   CUSIP No. 065631103

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             Peter T. Kross

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        119,000 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       119,000 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             119,000 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             6.7%

   14   Type of Reporting Person
        IN

   Item 1.      Security and Issuer

             This Schedule 13D is being filed jointly by LaSalle Financial Partners, Limited Partnership (the "Partnership"), Richard J. Nelson and Peter T. Kross (the "Group") and relates to the common stock, $.01 par value (the "Common Stock"), of Bank West Financial Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2185 Three Mile Road, N.W., Grand Rapids, Michigan 49544. The joint filing agreement of the members of the Group is filed herewith as Exhibit 1.


   Item 2.      Identity and Background

        (a)-(c) The Partnership is a Delaware limited partnership. The address of the Partnership's principal business and its principal office is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. The principal business of the Partnership is that of investing in equity-oriented securities issued by publicly traded companies, with emphasis on investments in banks, thrifts and savings banks.

        The general partners of the Partnership (the "General Partners") are LaSalle Capital Management, Inc., a Michigan corporation owned by Richard
   J. Nelson and his wife, Florence Nelson, and Talman Financial, Inc., a Michigan corporation owned by Peter T. Kross. The executive officers and directors of LaSalle Capital Management, Inc., are Mr. Nelson, who serves as President and a director, and his wife Florence Nelson, who serves as Secretary, Treasurer and a director. Mr. Nelson is self-employed as a banking consultant, and his business address is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. Mrs. Nelson is a homemaker and is not otherwise employed. Mr. Kross is the sole director and the sole executive officer of Talman Financial, Inc. Mr. Kross is employed as a Senior Vice President of EVEREN Securities, Inc., a securities broker-dealer the address of which is 440 E. Congress, Third Floor, Detroit, Michigan 48226. Mr. Kross's residence address is 248 Grosse Pointe Boulevard, Grosse Pointe Farms, Michigan 48236.

        (d)-(e) During the past five years, none of the Partnership, the General Partners, Mr. Nelson, Mrs. Nelson or Mr. Kross has been convicted in a criminal proceeding (excluding traffic violations).

        On December 9, 1996, Standard Financial, Inc. filed a civil lawsuit (case No. 96-C-8037) in the United States District Court for the Northern District of Illinois (the "Court") naming as defendants the Partnership (then known as LaSalle/Kross Partners), the General Partners, Mr. Kross and Mr. Nelson (collectively, the "defendants"). The lawsuit requested injunctive relief and claimed that the defendants had made a false and misleading Schedule 13D filing with respect to beneficial ownership of Standard Financial, Inc.'s common stock. On February 11, 1997, the Court entered a Memorandum Opinion and Order granting in part and denying in part Standard Financial's request for injunctive relief. On March 19, 1997, the Court modified that order. The Court ordered, among other things, that (1) the Group amend its Schedule 13D with respect to Standard Financial to reflect the Group's "purpose to acquire control over and influence the policies of Standard by electing the Partnership's own nominees to Standard's board of directors"; (2) "Defendants are temporarily enjoined from purchasing or selling any shares, in their individual capacities or on behalf of the Section 13(d) group, but not in a licensed or registered capacity, or otherwise seeking control of Standard until seven days after they have filed [an] amended Schedule 13D" in compliance with the Court's order; and (3) "Defendants are temporarily enjoined from violating Section 13(d) and ordered to amend Schedule 13D with regard to Standard from time to time as necessary to comply with federal law." Thereafter, the defendants promptly complied with the Court's order and filed an amended Schedule 13D.

        (f) Mr. Nelson, Mrs. Nelson and Mr. Kross are citizens of the United States.

   Item 3.      Source and Amount of Funds or Other Consideration

        The amount of funds expended to date by the Partnership to acquire its shares as reported herein is $1,637,388. Such funds were provided in part from the Partnership's available capital and in part by loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"). The Partnership has a margin account with Bear Stearns and has used the proceeds from loans made to it by Bear Stearns to purchase a portion of the shares of the Common Stock that it presently owns. All of the marginable securities owned by the Partnership and held in its brokerage account at Bear Stearns are pledged as collateral for the repayment of margin loans made to the Partnership by Bear Stearns. A copy of the Partnership's margin agreement with Bear Stearns is attached hereto as
   Exhibit 2 and incorporated herein by reference.

   Item 4.      Purpose of Transaction

        The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert shareholder rights, in the manner described below, with the purpose to acquire control over and influence the policies of the Issuer by electing the Partnership's own nominees to the Issuer's board of directors, with the intent of influencing a business combination involving the Issuer.

        The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks which the General Partners believe to be undervalued or that they believe to represent "special situation" investment opportunities. The Partnership has further described its purpose, in its private placement memorandum, as follows:

             Considering the current opportunity to purchase shares of selected thrifts and savings banks at substantial discounts to intrinsic value as determined by the General Partners, with significant appreciation potential available due to merger and acquisition activity in the banking industry, the Partnership currently intends to concentrate its investments in thrifts, banks and savings banks which, in the opinion of the General Partners, possess certain buyout characteristics. Concentrated investments may be made in companies to allow the partnership to influence or to effect control over management's decisions in order to achieve Partnership objectives.

   The Partnership believes that its acquisition of the Common Stock is in accordance with these stated purposes.

        By letter dated August 22, 1997, the Group stated its intent to nominate Mr. Nelson for election as a director of the Issuer at the annual meeting of stockholders to be held in October, 1997. (On August 25, 1997, the Group sent to the Issuer a version of the August 22 letter corrected to remove typographical errors; that corrected version is attached as
   Exhibit 3.) Shortly before sending the letter of August 22, Mr. Nelson discussed the Group's intentions regarding the proposed nomination with Mr. Paul Sydloski, President and Chief Executive Officer of the Issuer. Mr. Nelson stated that the Group was interested in Mr. Nelson becoming a management nominee for election as a director of the Issuer. However, because the deadline for notices of intent to nominate directors by shareholders was August 23, 1997, in order that the Group's options not be foreclosed, the Group felt obliged to formally give notice of its intent to nominate Mr. Nelson. The Group intends to continue to work with management of the Issuer regarding the nomination of Mr. Nelson.

        The Group's purpose in seeking representatives on the Board of Directors is primarily to attempt to influence the Board of Directors to consider all possible strategic alternatives available to the Issuer in order to increase the market price of the Common Stock. One way of achieving this goal is to seek out another financial institution and attempt to implement a business combination. The Group is interested in influencing the Issuer's Board of Directors to explore seriously, in consultation with independent financial advisors, this and other possible means of improving the market price of the Common Stock, to the extent such options may not have already been fully explored. To the extent such influence may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose.

        The above-stated purpose to control is unrelated to the Office of Thrift Supervision ("OTS") regulations. Specifically, the Group is aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control" of a federally chartered savings institution, such as the Issuer's subsidiary bank. Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings association's board of directors and other conditions are met. The Group has no present plans to cross these numerical thresholds.

        The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
   Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

   Item 5.      Interest in Securities of the Issuer

        (a) By virtue of their separate ownership and control over the General Partners, Mr. Nelson and Mr. Kross are each deemed to own beneficially all of the 119,000 shares of the Common Stock that the Partnership owns, constituting approximately 6.7% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares reported on the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 1997. None of Mr. Nelson, Mrs. Nelson, Mr. Kross or the General Partners beneficially owns any shares of the Common Stock personally or otherwise, except for the shares owned by the Partnership itself.

        (b) With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's 119,000 shares are made jointly by the chief executive officers of the General Partners (i.e., Messrs. Nelson and Kross). As such, they share voting and investment power with respect to those shares.

        (c) The following transactions are the only purchases of the Common Stock made by the Partnership, all of which were made in open market purchases on the Nasdaq National Market System:

        DATE            NUMBER OF SHARES           COST PER SHARE
       5/13/97               25,000                    $12.56
       5/16/97               20,000                    $12.88
       5/20/97                2,000                    $12.75
       5/30/97               10,000                    $13.75
       6/25/97                5,000                    $13.75
       6/26/97               10,000                    $13.75
       7/15/97                5,000                    $13.63
       7/17/97                3,000                    $13.63
       7/18/97                4,000                    $13.63
       8/18/97               27,000                    $14.92
       8/21/97                3,000                    $16.13
       8/22/97                5,000                    $16.25


   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        See Item 2 regarding disclosure of the arrangements among members of the Group, which disclosure is incorporated herein by reference.

   Item 7.      Material to be Filed as Exhibits

        No.       Description
        1         Joint Filing Agreement
        2         Professional Account Agreement, dated March 6, 1996,
                  between the Partnership and each of the subsidiaries of The
                  Bear Stearns Companies Inc.
        3         Letter from Richard J. Nelson to James A. Koessel, dated
                  August 22, 1997.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:     August 25, 1997

                       LaSALLE FINANCIAL PARTNERS, LIMITED PARTNERSHIP

                       By:  LaSALLE CAPITAL MANAGEMENT, INC.
                            a General Partner

                            By:  /s/ Richard J. Nelson
                                 Richard J. Nelson, President


                       /s/ Richard J. Nelson
                       Richard J. Nelson


                       /s/ Peter T. Kross
                       Peter T. Kross